# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rumble Inc., CIK 0001830081
CUSIP: 78137L105
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 444 Gulf of Mexico Dr., Longboat Key, Florida (FL), 34228
Date of event which requires filing of this statement: 12/20/2024
Amends the filing with accession number 0001213900-22-058969
Filed by CIK 0001947979
Persons authorized to receive notices and communications: Wojciech Hlibowicki, c/o Rumble Inc., 444 Gulf of Mexico Dr., Longboat Key, Florida (FL), 34228, 9412100196; Russell L. Leaf, 444 Gulf of Mexico Dr., Longboat Key, Florida (FL), 34228, 2127288000; Sean M. Ewen, 444 Gulf of Mexico Dr., Longboat Key, Florida (FL), 34228, 2127288000; Willkie Farr & Gallagher LLP, 444 Gulf of Mexico Dr., Longboat Key, Florida (FL), 34228, 2127288000

## Reporting persons
- Wojciech Hlibowicki (CIK 0001947979): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 15,085,273; shared voting power 0; sole dispositive power 15,085,273; shared dispositive power 0; aggregate amount beneficially owned 15,085,273 (5.1% of the class)
  Comment: With respect to Boxes 7, 9 and 11: Includes (i) 4,618,833 shares of Class A Common Stock (as defined below) of the Issuer (as defined below) issuable upon the exchange of exchangeable shares in 1000045728 Ontario Inc., a corporation formed under the laws of the Province of Ontario, Canada, and an indirect, wholly owned subsidiary of the Issuer (ExchangeCo, and such shares, the ExchangeCo Shares), of which 1,522,030 ExchangeCo Shares have been placed in escrow pursuant to the terms of the Business Combination Agreement, dated December 1, 2021 (the Business Combination Agreement), by and between CF Acquisition Corp. VI (n/k/a Rumble Inc.) (CF VI) and Rumble Inc. (n/k/a Rumble Canada Inc.) (Rumble Canada), and are subject to vesting conditions and forfeiture pursuant to the terms of the Business Combination Agreement and (ii) 10,462,641 shares of Class A Common Stock issuable upon the exercise of options, of which 3,538,343 shares of Class A Common Stock issuable upon the exercise of such options are subject to vesting conditions and forfeiture pursuant to the terms of the Business Combination Agreement. Excludes 4,618,833 shares of Class C Common Stock, par value $0.0001 per share, of the Issuer (the Class C Common Stock), which are issued in tandem with each ExchangeCo Share, with each such share of Class C Common Stock intended to give the holder thereof the same voting rights as one share of Class A Common Stock, but are otherwise non-economic.
  
  With respect to Box 13: Percentage based on 283,735,660 shares of Class A Common Stock issued and outstanding (inclusive of all shares of Class A Common Stock issuable upon exchange of the ExchangeCo Shares and which also includes shares of Class A Common Stock and ExchangeCo Shares held in escrow pursuant to the terms of the Business Combination Agreement) as of November 6, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 12, 2024.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Rumble Inc.
Address of issuer's principal executive offices: 444 Gulf of Mexico Dr., Longboat Key, Florida (FL), 34228
Comment: This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") is filed in relation to the shares of the Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), of Rumble Inc., a Delaware corporation (the "Issuer"), and amends the Schedule 13D filed by the Reporting Person on September 26, 2022 (the "Original 13D" and, together with Amendment No. 1 thereto filed on December 20, 2023, and this Amendment No. 2, the "Schedule 13D"). The principal executive offices of the Issuer are located at 444 Gulf of Mexico Drive, Longboat Key, Florida 34228. Capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Wojciech Hlibowicki (the "Reporting Person").
Residence or business address: The principal business address of the Reporting Person is c/o Rumble Inc., 444 Gulf of Mexico Drive, Longboat Key, Florida 34228.
Present principal occupation or employment: The Reporting Person's principal occupation or employment is Chief Technology Officer of the Issuer. The name, principal business and address of the corporation or other organization in which such employment is conducted is Rumble Canada Inc., an indirect, wholly owned subsidiary of the Issuer, 218 Adelaide Street West, Suite 400, Toronto, Ontario, M5H 1W7, Canada.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of Canada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented to include the following:

On November 15, 2024, the Reporting Person disposed of 917 shares of Common Stock at a price per share of $5.61 to satisfy tax liability in connection with the vesting of 1,712 restricted stock units.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented to include the following:

In connection with the transactions contemplated by that certain Transaction Agreement, dated as of December 20, 2024, by and between the Issuer and Tether Investments Limited (the "Transaction Agreement"), a copy of which was filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on December 23, 2024, and is incorporated herein by reference, the Reporting Person entered into a Tender and Support Agreement, dated as of December 20, 2024, by and between the Reporting Person and the Issuer (the "Support Agreement"), pursuant to which, subject to the terms and conditions thereof, the Reporting Person agreed, among other things, to tender 6,920,000 shares of Class A Common Stock in the Issuer's self tender offer contemplated by the Transaction Agreement (the "Offer") on the same terms and conditions as the other stockholders of the Issuer, including with respect to the Offer price of $7.50 per share and the proration provisions that will apply in the event that the Offer is oversubscribed.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Support Agreement attached hereto as Exhibit 10.4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 15,085,273 shares of Class A Common Stock (as determined and described in note 1 above), which represent 5.1% of the outstanding shares of Class A Common Stock of the Issuer (as determined and described in note 2 above).
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole power to vote and sole power to dispose of 15,085,273 shares of Class A Common Stock.
Transactions in the class effected during the past sixty days: No transactions in the Issuer's capital stock were effected during the past 60 days by the Reporting Person except as set forth in Item 3 above and Item 6 below.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: See Item 4.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 10.4 - Form of Tender and Support Agreement, dated December 20, 2024 (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed on December 23, 2024).

## Signatures
- Wojciech Hlibowicki: /s/ Sergey Milyukov, as attorney-in-fact, Sergey Milyukov, attorney-in-fact (12/26/2024)